Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 27, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Interim Financial Results dated October 27, 2006 (Consolidated basis. USGAAP) [English translation].

2. Press Release dated October 27, 2006 referring to "Notice Concerning Revision of Net Income Target and Dividend for the Fiscal Year Ending March 31, 2007" [English translation]

dlw 11/1

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

October 27, 2006

Consolidated semiannual results 2006

(Six-month period ended September 30, 2006)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No.8053

(Listed on Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)

President & CEO, Motoyuki Oka

For further information contact:

Mitsuru Iba, Corporate Communications Dept. Tel. +81-3-5166-3089

Kihachiro Kawaguchi, Accounting Controlling Dept. Tel. +81-3-5166-3279

(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the six-month period ended September 30, 2006

(1) Summary

[Remark] Amounts are rounded to the nearest million.

	Total trading transactions		Operating income		Income before income taxes and minority interests in earnings of subsidiaries	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Apr.1-Sep.30, 2006	5,246,611	6.6	119,913	38.5	160,044	12.5
Apr.1-Sep.30, 2005	4,921,804	2.8	86,562	66.3	142,270	85.3
Year ended March 31, 2006	10,336,265		176,133		247,807	

	Net income		Net income per share (basic)	Net income per share (diluted)
	(millions of yen)	(%)	(yen)	(yen)
Apr.1-Sep.30, 2006	102,052	15.8	82.01	82.00
Apr.1-Sep.30, 2005	88,131	102.5	72.40	72.39
Year ended March 31, 2006	160,237		130.18	130.17

[Notes]

1) Equity in earnings of associated companies, net (Apr.1-Sep.30, 2006) 33,968 million yen (Apr.1-Sep.30, 2005) 22,510 million yen (Apr.1, 2005-Mar.31, 2006) 51,374 million yen

2) Average shares outstanding (consolidated) (Apr.1-Sep.30, 2006) 1,244,360,401 (Apr.1-Sep.30, 2005) 1,217,350,167 (Apr.1, 2005-Mar.31, 2006) 1,230,871,223

3) Changes of accounting policies None

4) Percentage figures are changes from the same period of the previous fiscal year.

5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2006	6,999,644	1,363,612	19.5	1,095.83
September 30, 2005	5,792,443	1,154,343	19.9	927.61
March 31, 2006	6,711,894	1,303,975	19.4	1,047.88

[Note] Shares outstanding (consolidated) September 30, 2006: 1,244,366,311 September 30, 2005: 1,244,427,355 March 31, 2006: 1,244,390,643

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of period/year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Apr.1-Sep.30, 2006	146,933	(138,686)	205,155	740,454
Apr.1-Sep.30, 2005	28,229	18,570	(96,739)	409,249
Year ended March 31, 2006	(62,752)	(141,428)	262,145	522,000

(4)Number of consolidated subsidiaries and other associated companies (equity method)

Consolidated subsidiaries 614 Associated companies 246

(5)Changes in number of consolidated subsidiaries and other associated companies (equity method)

Consolidated (increased 18, decreased 30) Associated (increased 12, decreased 15)

2. Targets (fiscal year ending March 31, 2007)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2007	10,700,000	190,000

[Reference] (1) Estimated net income (year ending March 31, 2007) per share (basic) ¥152.69

(2) Notification of dividend

The Company has set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on our revised target of consolidated net income of 190 billion yen, the annual dividend is planned to be 30 yen per share (the annual dividend for fiscal year 2005 was 25 yen per share). The interim dividend is 15 yen per share and the year-end ordinary dividend will be 15 yen per share.

The Group's business operations

Sumitomo Corporation Group is engaged in wide range of business activities on a global basis. We own business foundation consisting of trust, global network, global relations and intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integrating these elements, we provide a diverse array of values to our customers.

We conduct the business through nine industry-based business segments and two sets of regional operations (domestic and overseas) that correspond to the operating segments.

Products and business activities, and principal subsidiaries and associated companies by operating segment are as follows;

Operating segment	Products and business activities / Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.
	Sumisho Metalex Corporation (S) ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S) ／ SC Metal Pty. Ltd. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.
	Sumisho Auto Leasing Corporation (S) ／ KIRIU Corporation (S) ／ P.T. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.
	Sumisho Machinery Trade Corporation (S) ／ Sumitomo Shoji Machinex Co., Ltd. (S)
	Perennial Power Holdings Inc. (S) ／ MobiCom Corporation (A)
Media, Electronics & Network	Promotion of media business including visual content and cable TV operation, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.
	Sumisho Computer Systems Corporation (S) ◎ ／ Sumitronics Corporation (S) ／ Nissho Electronics Corporation (A) ◎
	Jupiter Telecommunications Co., Ltd. ○ ／ Jupiter TV Co., Ltd. (A) ／ MS Communications Co., Ltd. (A)
Chemical	Domestic sales, international trading and development of products related to plastics, organic chemicals, new materials, electronics materials, inorganic chemicals, alkalis, medicals, bio-pharmaceuticals, agricultural chemicals, pet supplies, and antibiotics. Other related businesses.
	Sumitomo Shoji Chemicals Co., Ltd. (S) ／ Summit Agro Europe Ltd. (S) ／ The Hartz Mountain Corporation (S) ／ Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of coal, iron ore, steel making raw materials, nonferrous raw materials, LNG(liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG(liquefied petroleum gas), batteries and carbon products. Promoting other related businesses.
	Nusa Tenggara Mining Corporation (S) ／ Petro Summit Investment Corporation (S) ／ Sumisho LPG Holdings Co., Ltd. (S)
	Sumisho Coal Australia Pty. Ltd. (S) ／ SC Minerals America, Inc. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.
	Shinko Sugar Co., Ltd. (S) ○ ／ Summit, Inc. (S) ／ Montrive Corporation (S)
	Sumisho Drugstores Inc. (S) ／ Mammy Mart Corporation (A) ○
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.
	SEVEN INDUSTRIES Co., Ltd. (S) ◎ ／ Sumisho Paper Co., Ltd. (S) ／ IG Kogyo Co., Ltd (S)
	S.C. Cement Co., Ltd. (S) ／ TBC Corporation (S) ／ Sumisho & Mitsuibussan Kenzai Co., Ltd. (A)
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.
	Bluewell Corporation (S) ／ Sumisho Global Logistics Co., Ltd. (S) ／ Sumisho Capital Management Co. (S)
	Thang Long Industrial Park Corporation (S) ／ P.T. East Jakarta Industrial Park (S)
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.
	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S)
	Sumisho Montblanc Co., Ltd. (S) ／ Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses at key locations in the world.
	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S)
	Sumitomo Corporation (Singapore) Pte. Ltd. (S) ／ Total 9 subsidiaries in China (S) ／ Sumitomo Australia Limited. (S)
Corporate	
	Sumisho Lease Co., Ltd. (A) ◎

(Notes)

1. (S) stands for subsidiaries, and (A) for associated companies. Jupiter Telecommunications is a subsidiary of our associated company, LGI/Sumisho Super Media, LLC.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).
3. On October 13, 2006, Sumitomo Corporation Group and Sumitomo Mitsui Financial Group have reached to a basic agreement to pursue strategic joint businesses in leasing and auto leasing businesses. Accordingly, SMBC Leasing and Sumisho Lease, and Sumisho Auto Leasing and SMBC Auto Leasing are going to merge in October 2007.

Management policy

1. Review of Business Operations for the First Half of the 139th Fiscal Year

• Economic Environment

During the first half of this fiscal year (April 1, 2006 to September 30, 2006), higher energy prices contributed to increased inflationary pressures, leading to the tightening of monetary policy in various countries, but the global economy continued to grow strongly on the whole. The upward momentum in international commodity prices eased off, but crude oil, nonferrous metals, and other commodities continued to trade at high levels, reflecting lively demand and the presence of geopolitical risk.

In Japan, poor weather dampened the growth of consumer spending, but the economy continued to expand gradually thanks to the ongoing strength in capital investment by businesses and the pickup in exports, particularly of automobiles. Against this improving economic climate, in July, the Bank of Japan revoked the zero-interest-rate policy it had been implementing ever since March 2001.

• Progress in Implementing the AG Plan, our Medium-term Management Plan

Sumitomo Corporation's medium-term (two-year) management plan, the "AG Plan"[1] launched in April 2005, has been making satisfactory progress. In order to lay the foundation for sustained growth, we have been undertaking various measures in line with a set of basic policies that we are implementing on a global and consolidated basis, namely, to (1) expand our earnings base through dynamic growth strategies, (2) implement human resource strategies matching our growth strategies, and (3) pursue soundness and efficiency. As a result, in the first year of the Plan, we successfully reached our quantitative targets for both consolidated risk-adjusted return ratio[2] and consolidated net income.[3]

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[1] "AG" is short for "Achievement and Growth." "Achievement" refers to securing the 7.5% consolidated risk-adjusted return ratio, which we have been aiming since the time of the "Reform Package." "Growth" refers to our aim for further growth in the period ahead.

[2] The "risk-adjusted return ratio" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

[3] The AG Plan aims for a consolidated net income of ¥110 billion in fiscal year 2005 (ending March 2006), and ¥120 billion in fiscal year 2006, a two-year total of ¥230 billion. The actual result for fiscal year 2005 was ¥160.2 billion.

In the period under review, we took part in operations aiming for further expansion of our earnings base, including the launching of a joint venture with a new partner in the field of aluminum alloys, participation in a mineral resources business in South America, and the acquisition of a drugstore chain and of a fashion brand retailer. As part of our human resources strategy to match our growth strategy, we overhauled our human resources management system for the first time in six years, focusing on the activation of all our employees, from the young through the seniors. We also strove for the further improvement of our operational soundness and efficiency on a global and consolidated basis through such measures as the ongoing promotion of internal controls.

In connection with our regional strategies, we have identified the CIS, centering on Russia, and India, both of which are expected to achieve great economic development, as our "Focused Frontiers." We have been promoting investment aimed at expanding our business base in these regions and working to develop businesses in closer contact with the region through tight cooperation with prime local partners. Meanwhile, we pushed ahead further with our overseas wide-zone operations by extending the area of responsibility of our General Manager for Southeast Asia to cover southwest Asia (including India and Pakistan), and changed the title of the post to "General Manager for Southeast & Southwest Asia."

On October 13, 2006, Sumitomo Corporation, Sumisho Lease Co., Ltd. and Sumisho Auto Leasing Corporation (collectively the "Sumitomo Corporation Group") reached a basic agreement with Sumitomo Mitsui Financial Group, Inc., SMBC Leasing Company Limited, and SMBC Auto Leasing Company, Limited (collectively the "Sumitomo Mitsui Financial Group") for the pursuit of strategic joint businesses in leasing and auto leasing. Aiming to establish the top leasing and auto leasing businesses in Japan, the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group are now preparing for the two mergers scheduled in October 2007 between Sumisho Lease Co., Ltd. and SMBC Leasing Company Limited, and between Sumisho Auto Leasing Corporation and SMBC Auto Leasing Company, Limited.

• Actions Taken to Implement the AG Plan

In pursuit of implementing the AG Plan, our business units focused on the activities described below:

(1) Metal Products Business Unit

Domestically, we reached an agreement with Showa Denko K.K. to integrate the companies' aluminum alloy operations. We thereby strengthened our capacity to produce aluminum alloys, for which there is high demand in a wide range of fields, including auto parts and construction materials industries. We also worked to increase our profits through the streamlining of production facilities. Overseas, together with Sumitomo Metal Industries, Ltd., we received an order for steam generator tubes to be used at Qinshan Nuclear Power Plant in China. It was our first order for nuclear power plant materials from

China, where such plants are expected to increase in number. In North America, we merged our two wholesalers of stainless steel products. We further enhanced our earnings base through cost reduction by the consolidation of offices and more efficient management of inventory, while maintaining our position as the largest operator in this industry.

(2) Transportation & Construction Systems Business Unit

In our aircraft leasing business, we concluded an operating lease contract with Turkish Airlines Inc. for three aircraft newly manufactured by the Boeing Company as a part of our operations to replace existing assets with more profitable ones and to diversify our risks. In the automobile business, the commercial vehicles market is anticipated to expand in India, and therefore, a local manufacturer of light-duty commercial vehicles in which Sumitomo Corporation is the largest shareholder extended its business area there to the field of manufacturing and sales of medium-duty buses. This was through a technical assistance alliance with Isuzu Motors Limited. In our construction equipment business in Europe, we continued to record good sales in Spain, our main market, and we actively endeavored to strengthen our business foundation, including the development of our sales business in such growing markets as the Baltic States, Ukraine, and Poland.

(3) Machinery & Electric Business Unit

Our water and power producer businesses overseas continued to record good results, including water and electric power operations in Bahrain and electric power operations in the United States, Vietnam, the Philippines, and Turkey. In the power and plant EPC[4] business, we received orders for GTCC[5] power generation units from a steelmaker in Ukraine and for undersea cables from the Maritime and Port Authority of Singapore. In our overseas telecommunications business, we acquired an equity stake in Pacific Telecom Inc., the largest telecommunications operator in the Commonwealth of Northern Mariana Islands, aiming to expand our business in the emerging field of mobile communication and related services. We also received an order of a complete set of equipment for satellite communication systems from Russia's biggest private sector satellite communication operator. Domestically, we promoted a plastic bottle collection project using reverse vending machines in some wards in Tokyo, including Adachi Ward. The project is in cooperation with Norway's Tomra Systems ASA and its Japanese subsidiary, and contributes to widespread voluntary recycling.

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[4] "EPC" is short for engineering, procurement, and construction, referring to construction contracts that extend from design and procurement all the way through installation.

[5] "GTCC" is short for gas turbine combined-cycle (power generation). A gas turbine generates electricity, and high-temperature exhaust from the gas turbine drives a steam turbine, again producing electricity. This configuration makes it possible to save energy and reduce emissions of carbon dioxide, thereby contributing to environmental conservation.

(4) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd. (J:COM), Japan's biggest cable television company, proceeded to further build up its business base by expanding its service area through the acquisition of Cable West Inc., a major cable television operator in the Kansai area (including Osaka, Kyoto and Kobe), and promoted efficient wide-area operations. Jupiter TV Co., Ltd., Japan's largest multichannel television programming and contents provider, continued to record good results, powered by the strong performance of its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping operator. In the film business, Asmik Ace Entertainment, Inc., a film producer and distributor, became our subsidiary in March this year. We worked to enhance the value chain in this field from production and distribution to screening and secondary use of the film through coordination with our other subsidiaries, including United Cinemas Co., Ltd., an operator of cinema complexes. In our Internet-related business operations, we acquired an equity stake in NEC BIGLOBE, Ltd., expanding our business foundation in the area of e-business. In the electronics field, we recorded firm performance in our electronics manufacturing service operations, mainly due to transactions relating to information equipment and small-scale liquid crystal displays in China and Southeast Asia.

(5) Chemical Business Unit

In the emission rights related business (aimed at preventing global warming), we promoted a project to collect methane, a greenhouse gas, discharged from the factory of a tapioca starch maker in Indonesia. In the field of basic chemicals, we worked to expand our global network, including the development of transactions in new regions through the petrochemical products trader in the United States that we acquired last fiscal year. Cantex Inc., our subsidiary for manufacturing and sales of polyvinyl chloride pipes in the United States, continued to record favorable performance, thanks in part to the marketing of new products. In the field of agricultural chemicals, we worked on promoting the acquisition of proprietary products[6] and the sales thereof striving to build up our business foundation. As a part of this process, we registered and launched sales of a proprietary germicide in Argentina, a major market for agricultural chemicals.

(6) Mineral Resources & Energy Business Unit

Our Australian coal mining business recorded good results, benefiting in part from the market hovering at high prices. Meanwhile, we actively invested in upstream resource interests, which we acknowledge

[6] "Proprietary products" are agricultural chemicals for which we own independent development, production, and sales rights.

as a priority field. For example, we decided to form a partner relationship with Apex Silver Mines Ltd. regarding its silver-zinc-led mining project in Bolivia, one of the largest of such projects in the world, and acquired a participating interest in the project. In connection with the uranium development project in Kazakhstan with a local national atomic power company and The Kansai Electric Power Co., Inc., we established a development company to serve as the project-implementation body, and proceeded smoothly with other preparations for the start of production. In the area of overseas liquefied natural gas (LNG) related projects, we took a big step toward the implementation stage of the project to construct an LNG production base in Indonesia in which LNG Japan Corporation takes part, with the signing of finance agreements with international financial institutions, including the Japan Bank for International Cooperation. We also endeavored to participate in a new LNG project in Nigeria. In the field of clean energy, we promoted transactions in silicon wafers, a material for solar cells. Specifically, we entered into a long-term purchase contract with a wholly owned subsidiary of Norway's Renewable Energy Corporation ASA, the world's top producer of these wafers, and arranged to supply them to Sharp Corporation, the world's top producer of solar cells.

(7) Consumer Goods & Service Business Unit

In the retail business, our supermarket chain operator Summit, Inc. kept up its good results, supported by strong performance of its new stores. In the field of drugstores, we acquired kouei drug Co., Ltd., eminent for sales linked with individualized consulting services to customers and placing prescription departments within its stores. By this acquisition, we enhanced our existing retail network of Sumisho Drugstores, Inc., including the Tomod's chain, and moved to further strengthen and expand our business base. In addition, as the core of our brand related business strategy, together with Tokio Marine Capital Co., Ltd., we acquired Barneys Japan Co., Ltd., an operator of specialty stores[7] selling luxury clothing and other goods. In the food business, we aimed to increase our integrated corporate strength and to improve operational efficiency in the area of commercial food materials through the merger of SC Fresh Meat Co., Ltd. into SC Foods Co., Ltd.

(8) Materials & Real Estate Business Unit

In the tire sales business, following up on our acquisition of TBC Corporation, a leading marketer of tires in the United States, we set out to enter growing markets with operations such as the establishment of a wholesaler in Thailand together with Sumitomo Rubber Industries, Ltd. and a local tire sales company. In the real estate business, each of our two high-rise condominium development projects, "The Tower Osaka" in Fukushima Ward, Osaka and "The Tokyo Towers" in the Kachidoki district of

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[7] "Specialty stores" are large-scale stores specializing in offering a wide variety of luxury brands and original goods under its own brand name.

Chuo Ward, Tokyo, recorded strong sales of lots, thanks to favorable remarks of their locations and facilities. In Shanghai, we also started sales of units of the "Haoshi Rokumeien" apartment that we have been constructing together with Marubeni Corporation, Michinoku Bank, Ltd., and a local developer.

(9) Financial & Logistics Business Unit

In the business of financial services, we recorded strong results in the commodities business staying on top of a lively market. As the market is rapidly shifting to electronic trading and the volume of trading is expanding, we also established a new subsidiary specializing in electronic trading. This new firm is dealing in commodities and financial futures on its own account, and is also training professional asset managers. In the area of investment, we expanded our portfolio with investments in domestic ventures, Chinese software related companies, and other businesses, deploying our know-how on product, market and management. In the investment advisory business, we aimed to increase assets under our management with measures including the launching of a new investment funds. In the logistics business, we consolidated Sumitrans (Japan) Corporation, All Trans Co., Ltd., and Sumisho Logistics Co., Ltd. into a single company, Sumisho Global Logistics Co., Ltd. We thereby established a system for providing various services on an integrated basis and upgraded our competitiveness. In addition, we responded to the growth of logistics demand for consumer goods and other products in Japan and China with the opening of large-scale, state-of-the-art logistics centers in Narashino, Chiba and Shanghai.

2. Management Challenges

As we aim for sustained growth, our challenge under the AG Plan is to expand our earnings base through dynamic growth strategies to achieve further expansion, while solidly keeping our quantitative target of the consolidated risk-adjusted return ratio. For this purpose, we will build major pillars of earnings, meanwhile pushing ahead with selection and concentration and advancing our business portfolio strategy. At the same time, we will pursue soundness and efficiency, and strive to upgrade our system of internal controls by such measures as the strengthening of risk management, and furthering even more thorough legal compliance. As for the human resources to support these measures, we will make the best use of our new human resources management system, and continue to secure qualified employees and to train and assign them strategically.

We will tackle these challenges diligently, and as "a global organization that creates new values by constantly staying a step ahead of changes and contributes broadly to society," we will achieve prosperity for and realize dreams of our shareholders and all our other stakeholders.

3. Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results. In addition, we will maintain the dividend distribution twice a year, interim and year-end, after the implementation of the Company Law in May 2006.

Based on our revised target of consolidated net income of 190 billion yen, the annual dividend is planned to be 30 yen per share (the annual dividend for fiscal year 2005 was 25 yen per share). The interim dividend is 15 yen and the year-end ordinary dividend will be 15 yen.

4. Parent company information

The Company does not have a parent company.

Management results

1. Operating results for the first half of fiscal year 2006

The consolidated total trading transactions for the six-month period ended September 30, 2006 amounted to 5,246.6 billion yen representing 6.6% growth from the same period of the previous year.

Gross profit increased by 90.1 billion yen to 415.6 billion yen.

Although selling, general and administrative expenses increased due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries, operating income increased by 33.4 billion yen from the same period of the previous year to 119.9 billion yen.

Equity in earnings of associated companies increased by 11.5 billion yen to 34.0 billion yen. Tubular products business in North America, copper business in the Americas, Sumisho Lease Co., Ltd, and IPP/IWPP* businesses in Asia and Middle East contributed to the increase.

*IPP: Independent Power Producer

IWPP: Independent Water and Power Producer

Settlements on copper trading litigation includes receipt of 10 billion yen through settled litigation.

As a result, net income for the six-month period ended September 30, 2006 totaled 102.1 billion yen, an increase of 13.9 billion yen or representing 15.8% growth from the same period of the previous year.

<Net income by segments>

Metal Products Business Unit posted 13.7 billion yen, an increase of 3.6 billion yen from the same period of the previous year. Tubular products, steel plates, non-ferrous metal businesses showed strong performances.

Transportation & Construction Systems Business Unit posted 13.8 billion yen, up 3.7 billion yen. Increased earnings from the ships business and Sumisho Auto Leasing Corporation, which became a wholly owned subsidiary last year contributed to the increase.

Machinery & Electric Business Unit posted 5.9 billion yen, an increase of 2.2 billion yen, due to the strong performances in IPP/IWPP businesses in Asia and Middle East.

Media, Electronics & Network Business Unit posted 3.9 billion yen, down 5.0 billion yen, due to the gain on sales of stocks in the same period of the previous year, while Sumisho Computer Systems Corporation improved its net income.

Chemical Business Unit posted 2.9 billion yen, a decrease of 0.4 billion yen. Organic chemicals business decreased its profit, while Cantex Inc., a manufacturer and seller of polyvinyl chloride pipes in the U.S., maintained its strong performance.

Mineral Resources & Energy Business Unit posted 10.9 billion yen, an increase of 1.2 billion yen, due to increased earnings in copper business in the Americas and Australia.

Consumer Goods & Service Business Unit posted 1.8 billion yen, down 13.8 billion yen. This was due to the sale of our stake in Coach Japan, Inc. in the same period of the previous year, while Summit supermarket maintained its strong performance.

Materials & Real Estate Business Unit posted 6.5 billion yen, up 1.5 billion yen. Strong performance in condominium sales and newly consolidated TBC CORPORATION contributed to the increase.

Financial & Logistics Business Unit posted 4.4 billion yen, an increase of 2.5 billion yen, due to the increased earnings in the commodity trading business.

Domestic Regional Business Units and Offices posted 3.1 billion yen, up 0.5 billion yen. This was mainly due to the strong performance in the machinery and equipment trading business.

Overseas Subsidiaries and Branches posted 23.6 billion yen, an increase of 7.1 billion yen. Continued growth in earnings of the metal business in Sumitomo Corporation of America mainly contributed to the increase.

Note) Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose.

2. Targets for the full fiscal year

The targets for the fiscal year ending March 31, 2007 are as follows:

Total trading transactions	10,700 billion yen
Net income	190 billion yen

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets.
The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

3. Financial position

<Total assets, liabilities, and shareholders' equity as of September 30, 2006>

Total assets increased by 287.8 billion yen to 6,999.6 billion yen from March 31, 2006. This was mainly due to the increase in operating assets as a result of expanding our core businesses, strategic investments into silver and zinc mine in Bolivia, and the increase in cash and cash equivalents. The increased cash and cash equivalents is a fund to acquire all shares of Sumisho Lease Co., Ltd through a tender offer, which is a first step to a strategic joint business in leasing business between Sumitomo Corporation and Sumitomo Mitsui Financial Group.

Interest-bearing liabilities (gross) were 3,414.9 billion yen, up 262.4 billion yen, due to the intentional increase in cash and cash equivalents. Interest-bearing liabilities (net) were 2,665.5 billion yen, an increase of 43.3 billion yen.

Shareholders' equity amounted to 1,363.6 billion yen, improved by 59.6 billion yen, due to the increases in net income, while unrealized holding gains on securities available-for-sale decreased due to the decline in stock prices. As a result, shareholders' equity ratio improved by 0.1 points to 19.5%.

<Cash flows>

During the first half of fiscal year 2006, net cash provided by operating activities was 146.9 billion yen as a result of strong business performances in each segment. Net cash used in investing activities was 138.7 billion yen, mainly due to the expansion of core businesses including the increased leased property as a result of expanding business in Sumisho Auto Leasing Corporation and strategic investments into silver and zinc mine in Bolivia. Accordingly, free cash flow was 8.2 billion yen. Net cash provided by financing activities was 205.2 billion yen resulting from raising funds to acquire all shares of Sumisho Lease Co., Ltd through a tender offer.

As a result, cash and cash equivalents as of September 30, 2006 increased by 218.5 billion yen to 740.5 billion yen form March 31, 2006.

4. Risks factors

The factors described below may conceivably materially affect investors' decisions as risks relating to us and our subsidiaries. Unless otherwise specified, information concerning the future presented herein are forecasts based on our decisions, targets, certain premises or assumptions as of the last day (September 30, 2006) of the first half of the consolidated fiscal year and may differ materially from the actual results.

RISKS RELATED TO OUR BUSINESS

The risk of our revenues and profitability fluctuating from period to period unexpectedly

Our results of operations for any quarter, half year or year are not necessarily indicative of results to be expected in future periods. Our operating results have historically been, and we expect they will continue to be, subject to quarterly, half yearly and yearly fluctuations as a result of a number of factors, including:

- changes in prevailing economic and other conditions relating to our businesses;
- variations in costs, sales prices and volume of our products and services, and the mix of products and services we offer;
- changes in customer demand and/or our supply chains, which in turn will often depend upon market conditions for the relevant products, the success of our customers' or suppliers' businesses, industry trends, and other factors;
- changes in the level of performance of our strategic investments, which in turn will affect our gains and losses on sales of such investments or may result in the write-off or impairment of such investments;
- changes in our asset prices, including equity, real estate and other assets, which in turn will affect our gains and losses on sales of such assets or may result in the write-off or impairment of such assets;
- changes in the financial and commodity markets; and
- changes in the credit quality of our customers.

As such, you should not rely on comparisons of our historical results of operations as an indication of our future performance.

The risk that we may not be able to achieve the managerial targets set forth in our medium-term business plans

As part of our efforts to strengthen our position as a leading global business enterprise, we intend to increase our profitability and our earnings base and to improve our financial strength and the efficiency and effectiveness of our operations. As part of these continuing efforts, we set and implement a medium-term business plan every two years. In the medium-term business plan, we set certain quantitative and qualitative targets and undertake efforts to achieve such targets while monitoring the

status of progress. The targets are set based on the gathering and analysis of information deemed appropriate at the time of such target-setting. However, since we may not be able to always gather all the necessary information, we may not be able to achieve the targets due to changes in the operating environment and other factors.

In our business plan, we use two key management measures that we call "risk-adjusted assets" and "risk-adjusted return ratio," which are targets set for each of our industry-based business units and for our company as a whole. These targets involve a certain statistical confidence level, estimates and assumptions. Since they are different from return on assets or any other measure of performance determined in accordance with U.S. GAAP, they may not be useful to all investors in making investment decisions.

The risk that economic conditions may change adversely for our business

We undertake operations in over 70 countries, including Japan. Since we are engaged in business activities and other transactions in a broad range of industrial sectors in Japan and abroad, we are affected by not only general Japanese economic conditions but also the economic conditions of the relevant countries in which we operate and the world economy as a whole.

Moreover, economic conditions in key countries for our operations, such as the United States, Indonesia, Russia and other countries in Southeast Asia, have been adversely impacted by events such as the continued fear of future terrorist attacks and political instability. Although China has seen continuing growth, there have been increasing concerns with respect to its ability to maintain such growth. Some emerging markets in which we operate have experienced hyperinflation, currency depreciation, and liquidity crisis and may experience them again in the future.

As such, changes in economic conditions and consumer behavior in key countries for our operations, including Japan, may adversely affect our results of operations and financial condition.

Risks associated with intense competition

The markets for many of the industries in which we are involved are intensely competitive. For many of our businesses, we are involved at all levels of the supply chain and compete with companies that are engaged in certain of the same businesses as we are, but that are more concentrated in individual business segments. We also compete with other integrated trading companies in Japan which often establish and pursue similar strategic business plans as ours. Our competitors may have stronger relationships and associations with our current or potential customers, suppliers, counterparties and business partners. Our competitors may also have greater financial, technical, marketing, distribution, information, human and other resources than we do and may be stronger in certain of the market segments in which we operate.

In this intensely competitive environment, our results of operations will be adversely affected if we are unable to:

•anticipate and meet market trends to timely satisfy our customers' changing needs;

•maintain relationships with our customers and suppliers;

•maintain our global and regional network of associated companies and business partners;
•obtain financing to carry out our business plans on reasonable terms or at all; and
•adapt our cost structure to constantly changing market conditions so as to maintain our cost competitiveness.

Credit risk arising from customers and counterparties

We extend credit to our customers in the form of accounts receivable, advances, loans, guarantees and other means and therefore bear credit risk. Some of our customers are also companies in which we invest. In those cases, our potential exposure includes both credit risk and the investment exposure. We also enter into various swap and other derivative transactions largely as a part of our hedging activities and have counterparty payment risk on these contracts. If our customers or counterparties fail to meet their financial or contractual commitments to us, or if we fail to collect on our receivables, it could have a material adverse effect on our business, results of operations and financial condition.

We undertake efforts to manage credit risk by carrying out credit checks on customers based on our internal credit rating system, obtaining collateral or guarantees, and having a diversified customer base. We make allowances for doubtful receivables based on certain assumptions, estimates and assessments about the credit worthiness of our customers, the value of collateral we hold and other items.

However, such efforts may fail or be insufficient. Furthermore, these assumptions, estimates and assessments might be wrong. And if general economic conditions deteriorate, if other factors which were the basis for our assumptions, estimates and assessments change, or if we are adversely affected by other factors to an extent worse than anticipated, our actual losses could materially exceed our allowances.

Risks related to investment activities and our strategic business alliances

In connection with our corporate strategy and the development of our business opportunities, we have acquired or made investments in newly established or existing companies and intend to continue to do so in the future. And we sometimes extend credit, through such as credit sales, loans, and guaranties, to the companies in which we invest. As our business investments sometimes require the commitment of substantial capital resources, in some instances, we may be required to contribute additional funds. We may not be able to achieve the benefits we expect from such investments. In addition, since a substantial portion of our business investments is illiquid, we may not be able to exit from such investments at the time or in the manner we would like.

In order to curb such risk as much as possible, we in principle invest only in projects that meet the specified hurdle rate at inception of investment. At the same time, as for large, important projects that could have a major impact on the entire company, the Corporate Group has a restraining function on business segments through the Loan and Investment Committee, which analyzes project risks from an specialist view point and assesses whether or not to go ahead with them prior to the investment.

We sometimes enter into partnerships, joint ventures or strategic business alliances with other industry participants in a number of business segments, including with our competitors. In some cases,

we cannot control the operations and the assets of the companies in which we invest nor can we make major decisions without the consent of other shareholders or participants or at all. Our business could be adversely affected in such cases or if we are unable to continue with one or more of our partnerships, joint ventures or strategic business alliances.

Fluctuations of interest rates, foreign currency exchange rates, and commodity prices

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper to finance our operations. We also often extend credit to our customers and suppliers in the form of loans, guarantees, advances and other financing means. For example, through several subsidiaries, we are engaged in motor vehicle financing and leasing businesses in Japan and other countries. Revenues and expenses and the fair price of our assets and liabilities arising from such business transactions, in some cases, are affected by interest rate fluctuations.

Foreign currency exchange rate fluctuations can affect the yen value of our investments denominated in foreign currencies as well as revenues and expenses and our foreign currency-denominated assets and liabilities arising from business transactions and investments denominated in foreign currencies. Exchange rate fluctuations can also affect the yen value of the foreign currency financial statements of our foreign subsidiaries. Although we attempt to reduce such interest rate fluctuations and foreign currency exchange risks, primarily by using various derivative instruments, we are not able to fully insulate ourselves from the effects of interest rate fluctuations and exchange rate fluctuations.

As a major participant in the global commodities markets, we trade in a variety of commodities, including mineral, metal, chemical, energy and agricultural products and invest in natural resource development projects. As such, we may be adversely affected by the fluctuations in the prices of the relevant commodities. Although we attempt to reduce our exposure to price volatility by hedge-selling commodities, matching the quantity and timing of buying and selling, and utilizing derivative instruments for hedging purposes, we are not able to fully insulate ourselves from the effects of commodity price movements.

Risks related to declines in Japanese real estate market or impairment loss on fixed assets, etc.

Our real estate business involves developing, renting and managing of and providing services to office buildings and commercial and residential properties in Japan, especially in the Tokyo and Osaka metropolitan areas. If the real estate market in Japan deteriorates, our results of operations and financial condition could be materially adversely affected.

Also, if land prices and rental values decline, we may be forced to write down the value of our properties as well as the value of land and buildings held for lease and land held for development. Not only real estate but also our property holdings are exposed to impairment risk. As such, our business, operating results and financial condition could be adversely affected.

Risks related to continued volatility of equity markets in Japan and elsewhere

A significant portion of our investments consists of marketable equity securities, particularly those of

Japanese issuers. Our results of operation and financial conditions may be adversely affected if the Japanese equity market declines in the future because we would incur impairment losses for equity securities.

Risks regarding uncertainty about pension expenses

Declines in the Japanese stock market would reduce the value of our pension plan assets, and could necessitate additional funding of the plan by us and an increase in pension expenses. This could adversely affect our results of operations and financial condition.

Concentration of risk exposure in specific fields

Some parts of our operations and businesses are concentrated in a few particular markets, entities, and regions. As a result, if these operations and businesses do not perform as we expect or if the economic conditions in these markets and regions deteriorate unexpectedly, it could have a disproportionately negative effect on our businesses and results of operations. For example, we are involved in a large copper and gold mine project, a large power plant project, the automobile lease and finance business, liquefied natural gas projects and other business activities in Indonesia. As such, risk exposure is concentrated there.

Risks stemming from restrictions on access to liquidity and capital

We rely on debt financing in the form of loans from financial institutions or the issuance of corporate bonds and commercial paper etc. to finance our operations. If financial markets are in turmoil and financial institutions reduce their lendings to us and there is a significant downgrade of our credit ratings by one or more credit rating agencies, we may not be able to access funds when we need them on acceptable terms, our access to debt capital markets may become more restricted or the cost of financing our operations through indebtedness may increase. This could adversely affect our results of operations and financial condition.

Risks regarding laws and regulations

Our operations are subject to extensive laws and regulations covering a wide range of fields in Japan and many other countries. These laws and regulations govern, among other things, tariffs and other taxation, repatriation of profits, business and investment approvals, import and export activities (including restrictions based on national security interests), antitrust and competition, commercial activities, currency exchange, distributor protection, consumer protection and environmental protection. In some of the countries in which we operate, our operations may subject us to additional or future relevant laws and regulations. Also particularly in developing countries with relatively nascent legal systems, our burden of compliance may further increase due to factors such as the lack of laws and regulations, unexpected interpretations of existing laws and regulations and changing practices of regulatory, judicial and administrative bodies. Failure to comply with current or future laws and regulations could lead to penalties and fines against us and restrictions in our operations or damage to

our reputation. If that occurs, our business, results of operations and financial condition could be materially adversely affected.

Risks related to legal actions, etc.

We are party to a number of legal actions and other disputes in Japan and abroad. In performing our business, lawsuits arising incidentally and claims that do not develop into lawsuits may be brought against us.

We incurred significant losses arising from the decade-long unauthorized copper trading by a former employee, which resulted in regulatory investigations and civil lawsuits brought against us for claiming damages from us. We already reached settlements with the regulators, and the investigations were completed. Also, the civil lawsuits claiming damages have already been settled or dismissed and there is no pending civil lawsuit in connection with the unauthorized copper trading.

Due to the inherent uncertainty of litigation, it is not possible to predict the ultimate outcome of the actions in which we are involved at this time. There can be no assurance that we will prevail in any action or that we will not be materially adversely affected by such action in the future.

Risks regarding internal control over executives and employees and regarding management of our information and communications systems

Due to our size, as well as the diversity and geographic breadth of our activities, our day-to-day operations are necessarily decentralized. The nature of our operations requires extensive internal controls and management oversight to ensure compliance by our employees with applicable laws and regulations and our internal policies. There can be no assurance that we will succeed in preventing misconduct by our employees or that such misconduct, if it should occur, will be detected and remedied by our internal control and compliance systems. Employee misconduct could have a material adverse effect on our results of operations, expose us to legal and financial risks and compromise our reputation.

We are dependent on the proper functioning of our information and communications systems to maintain our global operations. System malfunction may result in disruptions of our operations. If we encounter any problems with respect to our current information and communications systems, our results of operations could be materially adversely affected.

There is no assurance that our risk management systems will effectively minimize various types of risks in our operations to appropriate levels.

Our extensive and diverse businesses expose us to various types of risks. We conduct our business through nine industry-based business units and two sets of regional operations, domestic and overseas. At the same time, we are expanding our business activities into new areas. Accordingly, in addition to the risks and uncertainties that we face as a whole as an integrated trading company, each of our industry-based business units and regional operations may be subject to risks inherent in or relating to each industry, market and/or geographic focus.

Our existing risk management systems, which consist of various elements from risk measurement

methodology and information system to internal rule and organization structure, may not work satisfactorily with respect to various risks. Furthermore, we may have no experience or only limited experience with the risks relating to our new business activities, products and services.

In such cases, our new business activities, products and services may require the introduction of more complex management systems and additional management resources, such as human resources.

Moreover, a shortage of management resources, such as human resources, may lead to a restriction of business operation.

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Consolidated Statements of Income

Six-month periods ended September 30, 2006 and 2005
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2006	2005	2006
Revenues:			
Sales of tangible products	¥ 1,256,220	¥ 925,199	$ 10,646
Sales of services and others	279,101	236,737	2,365
Total revenues	1,535,321	1,161,936	13,011
Cost:			
Cost of tangible products sold	1,042,609	778,658	8,836
Cost of services and others	77,083	57,713	653
Total cost	1,119,692	836,371	9,489
Gross profit	415,629	325,565	3,522
Other income (expenses):			
Selling, general and administrative expenses	(294,687)	(234,607)	(2,497)
Settlements on copper trading litigation	9,612	(11)	82
Provision for doubtful receivables	(1,029)	(4,396)	(9)
Impairment losses on long-lived assets	(314)	(1,430)	(3)
Gain on sale of property and equipment, net	1,345	1,936	11
Interest income	16,027	8,894	136
Interest expense	(32,280)	(16,522)	(274)
Dividends	7,688	6,161	65
Other than temporary impairment losses on securities	(518)	(929)	(4)
Gain on sale of marketable securities and other investments, net	4,698	32,775	40
Gain on issuances of stock by subsidiaries and associated companies	-	1,534	-
Equity in earnings of associated companies, net	33,968	22,510	288
Other, net	(95)	790	(1)
Total other income (expenses)	(255,585)	(183,295)	(2,166)
Income before income taxes and minority interests in earnings of subsidiaries	160,044	142,270	1,356
Income taxes	55,406	50,197	469
Income before minority interests in earnings of subsidiaries	104,638	92,073	887
Minority interests in earnings of subsidiaries, net	(2,586)	(3,942)	(22)
Net income	¥ 102,052	¥ 88,131	$ 865
Total trading transactions	¥ 5,246,611	¥ 4,921,804	$ 44,463

Net income per share of common stock:	Yen		U.S. Dollars
Basic	¥ 82.01	¥ 72.40	$ 0.70
Diluted	82.00	72.39	0.69

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2006 (Unaudited) and March 31,2006

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2006	March 31, 2006	September 30, 2006
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 740,454	¥ 522,000	$ 6,275
Time deposits	8,949	8,331	76
Marketable securities	19,392	22,087	164
Receivables-trade			
Notes and loans	292,327	265,022	2,477
Accounts	1,680,828	1,646,126	14,244
Associated companies	74,926	98,278	635
Allowance for doubtful receivables	(15,683)	(15,335)	(133)
Inventories	719,063	705,257	6,094
Deferred income taxes	33,597	31,998	285
Advance payments to suppliers	51,116	50,165	433
Other current assets	199,377	310,411	1,690
Total current assets	3,804,346	3,644,340	32,240
Investments and long-term receivables:			
Investments in and advances to associated companies	553,842	469,482	4,694
Other investments	759,622	783,015	6,437
Long-term receivables	692,890	662,075	5,872
Allowance for doubtful receivables	(38,309)	(40,703)	(325)
Total investments and long-term receivables	1,968,045	1,873,869	16,678
Property and equipment, at cost less accumulated depreciation	844,290	819,503	7,155
Goodwill and other intangible assets	259,693	259,264	2,201
Prepaid expenses, non-current	97,262	94,710	824
Deferred income taxes, non-current	19,117	13,511	162
Other assets	6,891	6,697	59
Total	¥ 6,999,644	¥ 6,711,894	$ 59,319

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2006 (Unaudited) and March 31,2006

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2006	March 31, 2006	September 30, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 548,305	¥ 539,567	$ 4,647
Current maturities of long-term debt	411,628	428,545	3,488
Payables-trade			
Notes and acceptances	107,839	93,278	914
Accounts	1,067,879	1,070,921	9,050
Associated companies	31,850	29,713	270
Income taxes	35,347	33,060	300
Accrued expenses	96,625	92,975	819
Advances from customers	85,542	90,483	725
Other current liabilities	206,923	243,972	1,753
Total current liabilities	2,591,938	2,622,514	21,966
Long-term debt, less current maturities	2,701,324	2,447,170	22,892
Accrued pension and retirement benefits	11,042	13,180	94
Deferred income taxes, non-current	234,410	230,364	1,986
Minority interests	97,318	94,691	825
Shareholders' equity:			
Common stock	219,279	219,279	1,858
Additional paid-in capital	279,558	279,470	2,369
Retained earnings			
Appropriated for legal reserve	17,696	17,696	150
Unappropriated	664,925	579,217	5,635
	682,621	596,913	5,785
Accumulated other comprehensive income	187,705	213,767	1,591
Treasury stock, at cost	(5,551)	(5,454)	(47)
Total shareholders' equity	1,363,612	1,303,975	11,556
Total	¥ 6,999,644	¥ 6,711,894	$ 59,319

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Six-month periods ended September 30, 2006 (Unaudited) and the year ended March 31,2006

	Millions of Yen				Millions of U.S. Dollars	
	September 30, 2006		March 31, 2006		September 30, 2006	
Common stock:						
Balance, beginning of period	¥	219,279	¥	219,279	$	1,858
Balance, end of period	¥	219,279	¥	219,279	$	1,858
Additional paid-in capital:						
Balance, beginning of period	¥	279,470	¥	238,859	$	2,368
Increase due to stock exchange agreement		-		39,896		-
Other		88		715		1
Balance, end of period	¥	279,558	¥	279,470	$	2,369
Retained earnings appropriated for legal reserve:						
Balance, beginning of period	¥	17,696	¥	17,686	$	150
Reclassification due to merger under common control		-		10		-
Balance, end of period	¥	17,696	¥	17,696	$	150
Unappropriated retained earnings:						
Balance, beginning of period	¥	579,217	¥	442,630	$	4,909
Net income		102,052		160,237		865
Cash dividends paid		(17,470)		(22,140)		(148)
Reclassification due to merger under common control		-		(10)		-
Effect of the change in the reporting period of subsidiaries and associated companies and others		1,126		(1,500)		9
Balance, end of period	¥	664,925	¥	579,217	$	5,635
Accumulated other comprehensive income (loss):						
Balance, beginning of period	¥	213,767	¥	17,083	$	1,812
Other comprehensive income, net of tax		(22,692)		190,138		(192)
Effect of the change in the reporting period of subsidiaries and associated companies		(3,370)		6,546		(29)
Balance, end of period	¥	187,705	¥	213,767	$	1,591
Treasury stock:						
Balance, beginning of period	¥	(5,454)	¥	(646)	$	(46)
Increase due to stock exchange agreement		-		(4,625)		-
Other		(97)		(183)		(1)
Balance, end of period	¥	(5,551)	¥	(5,454)	$	(47)
Disclosure of comprehensive income (loss):						
Net income for the period	¥	102,052	¥	160,237	$	865
Net unrealized holding gains (losses) on securities available-for-sale	¥	(24,002)	¥	152,393	$	(203)
Foreign currency translation adjustments		2,866		45,974		24
Net unrealized losses on derivatives		(1,556)		(8,229)		(13)
Other comprehensive income, net of tax	¥	(22,692)	¥	190,138	$	(192)
Comprehensive income for the period	¥	79,360	¥	350,375	$	673

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Sumitomo Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six-month periods ended September 30, 2006 and 2005
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2006	2005	2006
Operating activities:			
Net income	¥ 102,052	¥ 88,131	$ 865
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	55,033	46,875	466
Provision for doubtful receivables	1,029	4,396	9
Impairment losses on long-lived assets	314	1,430	3
Gain on sale of property and equipment, net	(1,345)	(1,936)	(11)
Other than temporary impairment losses on securities	518	929	4
Gain on sale of marketable securities and other investments, net	(4,698)	(32,775)	(40)
Gain on issuances of stock by subsidiaries and associated companies	—	(1,534)	—
Equity in earnings of associated companies, less dividends received	(21,531)	(18,006)	(182)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:			
Increase in receivables	(36,973)	(49,048)	(313)
Increase in inventories	(28,396)	(15,603)	(241)
Increase (decrease) in payables	60,808	(11,296)	515
Other, net	20,122	16,666	170
Net cash provided by operating activities	146,933	28,229	1,245
Investing activities:			
Changes in:			
Property, equipment and other assets	(73,069)	31,554	(619)
Marketable securities and investments	(50,836)	112	(431)
Loans and other receivables	(14,807)	(15,193)	(125)
Time deposits	26	2,097	0
Net cash (used in) provided by investing activities	(138,686)	18,570	(1,175)
Free Cash Flows:	8,247	46,799	70
Financing activities:			
Changes in:			
Short-term debt	8,873	27,356	75
Long-term debt	213,313	(105,779)	1,808
Cash dividends paid	(17,470)	(8,427)	(148)
Other, net	439	(9,889)	4
Net cash provided by (used in) financing activities	205,155	(96,739)	1,739
Effect of exchange rate changes on cash and cash equivalents	1,237	3,438	10
Effect of the change in the reporting period of subsidiaries and associated companies	3,815	1,860	32
Net increase (decrease) in cash and cash equivalents	218,454	(44,642)	1,851
Cash and cash equivalents, beginning of period	522,000	453,891	4,424
Cash and cash equivalents, end of period	¥ 740,454	¥ 409,249	$ 6,275

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its consolidated subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Adjustments to those records have been made to present U.S. GAAP financial information. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, impairment losses on long-lived assets and loans receivable, pension costs, deferred gain on sales of property for tax purposes, accrual of certain expenses and losses, derivative instruments and hedging activities, business combinations, revenue presentation, and deferred taxes.

2. Consolidation and investments in subsidiaries and associated companies

(1). Number of majority-owned subsidiaries: 614
Number of domestic subsidiaries: 180
Number of foreign subsidiaries: 434
See P.2 for more details of these subsidiaries.

(2) Number of associated companies accounted for by the equity method: 246
Number of domestic associated companies: 74
Number of foreign associated companies: 172
See P.2 for more details of these associated companies.

3. Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either (a) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (b) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or (c) held-to-maturity securities, which are accounted for at amortized cost.

Any security classified as either available-for-sale or held-to-maturity is reduced to fair value by a charge to earnings for other than temporary decline in fair value.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.

The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans, based on internal credit rating system and loss severity from the Companies' past experiences.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnity plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions".

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheets at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge and the type of hedging activities.

(5) Business combinations, goodwill and other intangible assets

The Companies use the purchase method accounting for all business combinations, in compliance with SFAS No.141, "Business Combinations", and SFAS No.142, "Goodwill and Other Intangible Assets". Goodwill and other intangible assets with an indefinite useful life are no longer amortized but are assessed for impairment.

Sumitomo Corporation and Subsidiaries

Segment Information (Condensed)

Six-month periods ended September 30, 2006 and 2005
(Unaudited)

Operating segments:

2006:

Segment	Millions of Yen Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	¥ 37,667	¥ 13,717	¥ 697,058	¥ 829,857
Transportation & Construction Systems	70,338	13,825	1,095,981	888,544
Machinery & Electric	13,915	5,875	453,054	142,211
Media, Electronics & Network	27,067	3,884	454,424	229,561
Chemical	18,369	2,913	270,907	367,928
Mineral Resources & Energy	23,403	10,852	664,112	1,028,050
Consumer Goods & Service	52,956	1,807	362,379	300,826
Materials & Real Estate	42,246	6,491	536,090	262,591
Financial & Logistics	16,259	4,397	457,997	109,194
Domestic Regional Business Units and Offices	19,618	3,134	459,238	520,665
Overseas Subsidiaries and Branches	111,415	23,594	1,139,999	1,052,811
Segment Total	433,253	90,489	6,591,239	5,732,238
Corporate and Eliminations	(17,624)	11,563	408,405	(485,627)
Consolidated	¥ 415,629	¥ 102,052	¥ 6,999,644	¥ 5,246,611

2005:

Segment	Millions of Yen Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 30,351	¥ 10,163	¥ 662,844	¥ 685,872
Transportation & Construction Systems	61,911	10,126	1,037,044	789,255
Machinery & Electric	15,376	3,656	475,384	591,356
Media, Electronics & Network	20,538	8,925	441,711	209,750
Chemical	16,414	3,290	243,216	299,381
Mineral Resources & Energy	22,321	9,684	618,169	724,353
Consumer Goods & Service	50,336	15,615	367,984	391,847
Materials & Real Estate	20,997	5,020	587,683	193,908
Financial & Logistics	9,659	1,881	470,771	68,880
Domestic Regional Business Units and Offices	20,139	2,650	424,773	540,043
Overseas Subsidiaries and Branches	54,005	16,517	1,054,635	782,554
Segment Total	322,047	87,527	6,384,214	5,277,199
Corporate and Eliminations	3,518	604	327,680	(355,395)
Consolidated	¥ 325,565	¥ 88,131	¥ 6,711,894	¥ 4,921,804

2006:

Segment	Millions of U.S.Dollars Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	$ 319	$ 116	$ 5,907	$ 7,033
Transportation & Construction Systems	596	117	9,288	7,530
Machinery & Electric	118	50	3,840	1,205
Media, Electronics & Network	230	33	3,851	1,946
Chemical	156	25	2,296	3,118
Mineral Resources & Energy	198	92	5,628	8,712
Consumer Goods & Service	449	15	3,071	2,549
Materials & Real Estate	358	55	4,543	2,225
Financial & Logistics	138	37	3,881	925
Domestic Regional Business Units and Offices	166	27	3,892	4,413
Overseas Subsidiaries and Branches	944	200	9,661	8,922
Segment Total	3,672	767	55,858	48,578
Corporate and Eliminations	(150)	98	3,461	(4,115)
Consolidated	$ 3,522	$ 865	$ 59,319	$ 44,463

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Marketable securities and other investments

As of September 30,2006 (Unaudited) and March 31,2006

As of September 30, 2006:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 16,101	¥ -	¥ -	¥ 16,101
Available-for-sale:				
Equity securities	171,910	405,612	(3,104)	574,418
Debt securities	21,743	312	-	22,055
Held-to-maturity	19,521	2	(17)	19,506
	¥ 229,275	¥ 405,926	¥ (3,121)	¥ 632,080

As of March 31, 2006:	Millions of Yen			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 19,248	¥ -	¥ -	¥ 19,248
Available-for-sale:				
Equity securities	170,959	446,257	(169)	617,047
Debt securities	21,370	160	-	21,530
Held-to-maturity	21,150	4	(33)	21,121
	¥ 232,727	¥ 446,421	¥ (202)	¥ 678,946

As of September 30, 2006:	Millions of U.S. Dollars			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	$ 137	$ -	$ -	$ 137
Available-for-sale:				
Equity securities	1,457	3,437	(26)	4,868
Debt securities	184	3	-	187
Held-to-maturity	165	0	(0)	165
	$ 1,943	$ 3,440	$ (26)	$ 5,357

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥118=US$1.

Highlights of consolidated semiannual results 2006 (Six-month period ended September 30, 2006)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

1. Consolidated Income

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Apr.1-Sep.30, 2006 (A)	Apr.1-Sep.30, 2005 (B)	increase/(decrease) amount (A)-(B)	increase/(decrease) percentage
Gross profit	**4,156**	3,256	901	28%
Other income (expenses) :				
Selling, general and administrative expenses	**(2,947)**	(2,346)	(601)	(26%)
Settlements on copper trading litigation	**96**	0	96	-
Provision for doubtful receivables	**(10)**	(44)	34	77%
Gain on property and equipment, net	**10**	5	5	104%
Interest expense, net of interest income	**(163)**	(76)	(86)	(113%)
Dividends	**77**	62	15	25%
Gain on marketable securities and investments, net	**42**	318	(277)	(87%)
Gain on issuances of stock by subsidiaries and associated companies	**-**	15	(15)	-
Equity in earnings of associated companies, net	**340**	225	115	51%
Other, net	**(1)**	8	(9)	-
Total other income (expenses)	**(2,556)**	(1,833)	(723)	(39%)
Income before income taxes and minority interests in earnings of subsidiaries	**1,600**	1,423	178	12%
Income taxes	**(554)**	(502)	(52)	(10%)
Income before minority interests in earnings of subsidiaries	**1,046**	921	126	14%
Minority interests in earnings of subsidiaries, net	**(26)**	(39)	14	34%
Net income	**1,021**	881	139	16%

	Apr.1-Sep.30, 2006 (A)	Apr.1-Sep.30, 2005 (B)	amount (A)-(B)	percentage
Total trading transactions	**52,466**	49,218	3,248	7%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

	Apr.1-Sep.30, 2006 (A)	Apr.1-Sep.30, 2005 (B)	amount (A)-(B)	percentage
Operating income	**1,199**	866	334	39%

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

	Apr.1-Sep.30, 2006 (A)	Apr.1-Sep.30, 2005 (B)	amount (A)-(B)	percentage
Basic profit (Calculation for reference)*	**1,003**	753	250	33%

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

<u>Gross profit</u>

<Businesses which contributed to the increase>
- Tubular products, steel plates, and non-ferrous metal businesses
- Ships business
- Commodity trading business
- Sumitomo Corporation of America (Mainly in metal products business)
- Newly consolidated TBC CORPORATION (automotive replacement tire marketer in the U.S.)

<u>Selling, general and administrative expenses</u>

- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at subsidiaries

<u>Settlements on copper trading litigation</u>

- Receipt of 10 billion yen through settled litigation

<u>Interest expense, net of interest income</u>

	Apr.1-Sep.30, 2006	Apr.1-Sep.30, 2005	increase/ (decrease)
Interest income	160	89	71
Interest expense	(323)	(165)	(158)
Total	(163)	(76)	(86)

- Rise in interest rates of the U.S. dollar
- Effect of the newly consolidated subsidiaries

<u>Equity in earnings of associated companies, net</u>

<Businesses which contributed to the increase>
- Tubular products business in the U.S.
- Copper business in the Americas
- Sumisho Lease
- IPP/IWPP* businesses in Asia and Middle East

*IPP: Independent Power Producer
IWPP: Independent Water and Power Producer

Reference		Apr.1-Sep.30, 2006	Apr.1-Sep.30, 2005
Foreign exchange (Yen/US$, ave)	(Jan.-Jun.)	115.57	106.80
	(Apr.-Sep.)	115.33	110.36
Interest (%) (US$ LIBOR6M, ave)	(Jan.-Jun.)	5.1%	3.3%
	(Apr.-Sep.)	5.4%	3.7%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Jun.)	66	50

Sumitomo Corporation

2. Segment Information

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Gross profit			Net income			Summary (Net income)
	Apr.1-Sep.30, 2006	Apr.1-Sep.30, 2005	increase/ (decrease)	**Apr.1-Sep.30, 2006**	Apr.1-Sep.30, 2005	increase/ (decrease)	
Metal Products	**377**	304	73	**137**	102	36	- Strong performances in tubular products, steel plates, and non-ferrous metal businesses
Transportation & Construction Systems	**703**	619	84	**138**	101	37	- Strong performance in ships business - Increased earnings from Sumisho Auto Leasing as a result of making it a wholly owned subsidiary
Machinery & Electric	**139**	154	(15)	**59**	37	22	- IPP/IWPP businesses in Asia and Middle East
Media, Electronics & Network	**271**	205	65	**39**	89	(50)	- Improved earnings in Sumisho Computer Systems - Gain on sales of stocks in the same period of the previous year
Chemical	**184**	164	20	**29**	33	(4)	- Strong performance in Cantex (PVC pipe business in the U.S.) - Decrease in earnings of organic chemicals
Mineral Resources & Energy	**234**	223	11	**109**	97	12	- Strong performances in copper business in the Americas and Australia
Consumer Goods & Service	**530**	503	26	**18**	156	(138)	- Strong performance in Summit supermarket - Value realization of Coach Japan in the same period of the previous year
Materials & Real Estate	**422**	210	212	**65**	50	15	- Strong performance in condominium sales - Newly consolidated TBC CORPORATION
Financial & Logistics	**163**	97	66	**44**	19	25	- Strong performance in commodity trading business
Domestic Regional Business Units and Offices	**196**	201	(5)	**31**	27	5	
Overseas Subsidiaries and Branches	**1,114**	540	574	**236**	165	71	- Strong performance in metal products businesses
Segment Total	**4,333**	3,220	1,112	**905**	875	30	
Corporate and Eliminations	**(176)**	35	(211)	**116**	6	110	- Received settlement on copper trading litigation
Consolidated	**4,156**	3,256	901	**1,021**	881	139	

3. Financial Position

	As of Sep.30, 2006	As of Mar.31, 2006	increase/ (decrease)
Total assets	69,996	67,119	2,878
Total shareholders' equity	13,636	13,040	596
Shareholders' equity ratio	19.5%	19.4%	0.1pt
Interest - bearing liabilities, net	26,655	26,222	433
Debt - equity ratio, net (times)	2.0	2.0	-

Summary

Total assets

- Increased as a result of strategic investments
- Increased cash balance to acquire all shares of Sumisho Lease through a tender offer

Total shareholders' equity, Shareholders' equity ratio

- Decrease in unrealized holding gains on securities available-for-sale
- Increase in retained earnings

4. Cash Flows

	Apr.1-Sep.30, 2006	Apr.1-Sep.30, 2005
Net cash provided by operating activities	1,469	282
Net cash (used in) provided by investing activities	(1,387)	186
Free Cash Flow	82	468
Net cash provided by (used in) financing activities	2,052	(967)
Effect of exchange rate changes on cash and cash equivalents, etc	51	53
Net increase (decreased) in cash and cash equivalents	2,185	(446)

5. Targets (Year ending March 31, 2007)

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

	Revised in Oct., 2006 (A)	Announced in Apr., 2006 (B)	increase/(decrease) (A)-(B)	Results Year ended Mar. 31, 2006 (C)	increase/(decrease) (A)-(C) amount	increase/(decrease) (A)-(C) percentage(%)
Gross profit	8,600	8,500	100	7,066	1,534	22%
Other income (expenses) :						
Selling, general and administrative expenses	(6,150)	(6,150)	0	(5,158)	(992)	(19%)
Interest expense, net of interest income	(360)	(320)	(40)	(200)	(160)	(80%)
Dividends	130	130	0	104	26	25%
Equity in earnings of associated companies, net	680	550	130	514	166	32%
Other, net	100	0	100	151	(51)	(34%)
Total other income (expenses)	(5,600)	(5,790)	190	(4,588)	(1,012)	(22%)
Income before income taxes and minority interests in earnings of subsidiaries	3,000	2,710	290	2,478	522	21%
Income taxes	(1,040)	(940)	(100)	(807)	(233)	(29%)
Income before minority interests in earnings of subsidiaries	1,960	1,770	190	1,671	289	17%
Minority interests in earnings of subsidiaries	(60)	(70)	10	(68)	8	12%
Net income	1,900	1,700	200	1,602	298	19%
Total trading transactions	107,000	104,000	3,000	103,363	3,637	4%
Basic profit (Calculation for reference)*	1,990	1,824	166	1,583	407	26%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary

Gross profit

- Further contribution from additional acquisitions and expansion of core businesses

Interest expense, net of interest income

- Increase of interest-bearing liabilities
- Rise in interest rates of Japanese yen

Equity in earnings of associated companies, net

Strong performances in:

- Copper business in the Americas
- Tubular products business in the U.S.
- IPP/IWPP businesses in Asia and Middle East

Other, net

- Gain on sales of securities, etc

<Assumptions for annual average>

	Revised in Oct., 2006	Announced in Apr., 2006	Results Apr.1-Sep. 30, 2006
Foreign exchange (Yen/US$) (Apr.-Mar.)	115	120	115.33
Crude Oil <North Sea Brent> (US$/bbl) (Jan.-Dec.)	65	48	66
Hard coking coal* (US$/MT)	105~116	105~116	105~116
Copper (US ¢/lb)	300	185	275
Interest LIBOR 6M (Yen) (Apr.-Mar.)	0.50%	0.40%	0.40%
Interest LIBOR 6M (US$) (Apr.-Mar.)	5.4%	5.3%	5.4%

*Market price

<Sensitivity of the net income to the fluctuations of exchange>

Depreciation of 1 yen per US$ will increase net income about 0.5 billion yen

6. Notification of interim dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set **the dividend payout ratio at around 20%**, reflecting consolidated financial results.
Based on our revised target of consolidated net income of 190 billion yen, **the annual dividend is planned to be 30 yen per share** (the annual dividends for fiscal year 2005 was 25 yen per share). Therefore, **the interim dividend is 15 yen per share**, half amount of the planned annual dividend (the interim dividend for fiscal year 2005 was 11 yen per share).

7. Notification of change in the number of shares in one voting unit

To expand the investors base and to further improve the liquidity of the company's shares, we changed the number of shares in one voting unit from 1,000 share to 100 shares on September 1, 2006.

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies

Unit: Number of companies

	As of Sep. 30, 2006			increase/(decrease) from Sep. 30, 2005		
	Profit	Loss	Total	Profit	Loss	Total
Japan	210	44	254	10	(30)	(20)
Overseas	494	112	606	2	23	25
Total	704	156	860	12	(7)	5
(Profit-making company ratio)			82%			+1pt

Equity in earnings of subsidiaries and associated companies

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Apr.1-Sep.30, 2006			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	329	(26)	303	34	5	39
Overseas	617	(42)	575	163	(21)	143
Total	946	(68)	878	197	(16)	181

Equity in earnings of subsidiaries and associated companies by Segment

Unit: 100 millions of yen
(rounded to the nearest 100 million)

	Apr.1-Sep.30, 2006			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Metal Products	72	(11)	61	16	(7)	9
Transportation & Construction Systems	168	(6)	161	32	2	34
Machinery & Electric	62	(8)	53	24	(2)	22
Media, Electronics & Network	77	(11)	66	8	(8)	0
Chemical	33	(3)	31	4	(1)	3
Mineral Resources & Energy	130	(5)	125	44	(3)	41
Consumer Goods & Service	40	(10)	30	(1)	(2)	(3)
Materials & Real Estate	30	(3)	27	(1)	(2)	(3)
Financial & Logistics	31	(6)	26	5	(2)	2
Domestic Regional Business Units and Offices	22	(2)	21	0	5	6
Overseas Subsidiaries and Branches	237	(2)	235	67	0	67
Other	43	(1)	42	1	4	5
Total	946	(68)	878	197	(16)	181

For Immediate Release

(This is an English translation of the Japanese original.)

October 27, 2006

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Notice Concerning Revision of Net Income Target and Dividend for the Fiscal Year Ending March 31, 2007

Sumitomo Corporation (the "Company") hereby reports revisions of the net income target and dividend for the fiscal year ending March 31, 2007 as follows:

1. Revision of the net income target for the fiscal year ending March 31, 2007 (U.S. GAAP)

	Consolidated net income (U.S. GAAP)
Original target (A) (Announced in April, 2006)	170 billion yen
Revised target (B)	190 billion yen
Change (B-A)	+20 billion yen
Rate of change (B-A)/(A)	+12%

2. Reasons for the revision of the net income target

   Under the current medium-term management plan, the Achievement and Growth Plan (FY2005 – FY2006), the company has been expanding its earnings base through dynamic growth strategies. Considering the effects of the expansion of core businesses and additional acquisitions, the Company revised its net income target announced in April 2006.

3. Dividend plan and reasons for the revision

The Company has announced to set the dividend payout ratio at around 20%, reflecting the consolidated financial results. Based on the revised target of consolidated net income, the annual dividend is planned to be 30 yen per share. The interim dividend is 15 yen per share, and the ordinary dividend is planned to be 15 yen per share.

	Annual dividend per share		
		Interim	Ordinary
Previous plan	27 yen	13 yen	14 yen
Revised plan	30 yen	15 yen	15 yen

Date of record: Interim - September 30, 2006

Ordinary- March 31, 2007

(Reference)

Dividend of FY2005	25 yen	11 yen	14 yen